U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
THE SECURITIES AND EXCHANGE ACT OF 1934

AMERICA FIRST ASSOCIATES CORP.

Delaware	11-324688
(State or other jurisdiction of incorporation or organization)	(IRS Employer I.D. Number)
160 East 56th Street, 6th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: (212) 644-8520

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Title of Class - Common Stock, Par Value $0.001

PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development

America First associated Corp. (the "Company") is engaged in any aspects of the securities business. Our primary business is providing securities brokerage and investment services to individuals by on-line trading through the Internet and distributing money market and other mutual fund shares. We also trade securities for our own account. These transactions are our main source of revenue.

We offer investment banking services primarily by raising private capital with accredited investors for corporate clientele. These services are offered on an as negotiated basis and are subject to current market conditions.

We were incorporated in the state of Delaware in February, 1995, and received our authorizations to engage in securities brokerage and investment services and began operations during November, 1995. From the commencement of our operations until 1999, our securities brokerage and investment services were offered through registered representatives (i.e. stockbrokers). In 1998, we recognized the popularity of the Internet and we dedicated our efforts to developing an on-line trading system. After acquiring computers and software for our current on-line trading system, we began on-line trading in 1999. We identify ourself under the name of "AFTrader" and are displayed as AFTrader on our website.

We currently employ seven registered representatives who are available to assist incoming calls from clientele and generally solicit the distribution of money market and mutual fund shares.

All of our securities transactions are cleared on behalf of our customers on a fully disclosed basis through a clearing firm. In a fully disclosed clearing transaction, our customer's identity is known to our clearing firm and the clearing firm physically maintains the customer's account and performs a variety of services as an agent for us. The clearing firm generates service charges from us and also derives interest revenue in connection with extending credit to our customers so those customers can purchase securities on margin.

The Company is a member of the National Association of Securities Dealers, Inc., (NASD), the Securities Investor Protection Corporation (SIPC), and is registered with the Securities and Exchange Commission (SEC).

(b) Business of Issuer

The Company provides a full line of retail brokerage services which include stocks, options, bonds and hedge funds, and mutual funds. Individual investors account for the majority of the on-line trades and mutual fund sales. We also engage in trading activities for our account and we offer investment banking services primarily raising private equity for both private and public corporations. For the twelve months ending December 31, 2001, revenues attributable to on-line brokerage services amounted to approximately $458,556, mutual fund sales $114,639, investment banking services $150,609, and for trading our own account $53,466.

Brokerage

Our primary activity is providing securities brokerage and investment services by on-line trading through the Internet and distributing money market and other mutual fund shares. For our fiscal year 2001, approximately eighty percent of our commission revenues or $458,556 is attributable to commissions generated for listed equities, over-the-counter equities, option, and corporate and municipal bonds with approximately twenty percent of our commissions revenues attributable to mutual fund sales or $114,639.

We conduct our retail brokerage business at our home office where we currently have 7 account representatives. We currently do not maintain any branch office. All of our retail brokerage business transactions are introduced fro clearance to another broker-dealer on a fully disclosed basis. We generate commission revenue when we act as a broker, on an agency basis, or as a dealer, on a principal basis, to effect securities transactions for individual and institutional investors. We execute both listed and over-the counter-agency transactions for customers. We also execute transactions inputs and calls and options as agent for customers. We sell a number of professionally managed mutual funds and maintain dealer-sales agreements with most major distributors and mutual fund shares sold through broker-dealers.

While most of our retail brokerage transactions are made via the Internet, our retail sales division consists of seven registered representatives who offer our customers assistance on trades thought our toll-free telephone number as well as though an interactive touch-tone trading platform which is operative twenty-four hours a day. Our registered representatives generally offer professionally managed mutual funds. The retail brokerage is overseen by Mr. Ricupero.

Investment Banking

Messers. Ricupero and Genzardi manage the investment banking services offered by the Company. These investment banking activities involve the raising of private equity generally for private and public companies. Our investors typically are smallcap funds, hedge funds, private investment partners, and high worth accredited individuals. Current market conditions have limited the Company's activities fro the raising of private equity. Revenue from investment banking services for the twelve month period ending December 31, 2001, amounted to $150,689.

In general, the Company undertakes to perform these private equity issues and assists in the preparation of offering documents for compliance with federal and state securities laws and solicits investors consisting of accredited individuals and institutions. The Company, through Messers. Ricupero and Genzardi, assists the issuer with the structure of the financing (i.e. debt or equity) or a combination thereof. Recent market conditions have not been favorable for our investment banking activity but we intend to continue to review possible private equity financing to increase our revenue.

Trading for Our Own Account

We buy and sell securities for our own account from available funds. These transactions are managed by Mr. Ricupero and for the twelve months ended December 31, 2001, revenues amounted to $53,466. We intend to continue such transactions as long as funds are available for such purposes.

Our Clearing Firm

U.S. Clearing Corp. (USC) provides execution and clearing services on a fully disclosed basis to us. In a fully disclosed clearing transaction, our customer's identity is known to USC and USC physically maintains the customer's account and performs a variety of services as agent for us. USC generates service charges from its clearing operations and also derives interest revenue in connection with extending credit to our customers to enable those customers to purchase securities on margin. USC also extends credit directly to us to the extent we hold securities positions for our own account.

The execution and clearing process requires the performance of a series of complex steps, many of which are accomplished with date processing equipment. The execution process begins when we accept our customer's order for the purchase or sale of securities and electronically transmit the order to USC's data center for processing. USC, in turn, routes the order to the market in which it believes it can effect the best execution. In the execution of some listed and some over-the-counter transactions, USC receives payment for that order flow. At the time of execution, a written confirmation containing the details of each transaction is automatically produced and delivered to us and posted to the customer account.

USC clears the transaction by taking possession of our customer's cash, if securities are being purchased, or certificates, if any, if securities are being sold and by delivering cash or certificates to the broker for the other party to the transaction. USC collects from our customer the money due on the transaction, including the commission charged by us, deducts from the commission the charge for execution and clearing and any other amounts due to USC, and remits the net commission to us on a monthly basis. Cash or certificates received by USC for our customer are either held in the account or delivered to the customer. USC sends the customer a monthly or quarterly statement of the customer's account.

For the twelve months ended December 31, 2001, we paid USC $352,194 for their services. USC offers us insurance coverage over our accounts in addition to standard SIPC protection.

Internet-Based Brokerage Services

The use of the Internet as a tool for obtaining information, communicating and effecting commerce is also rapidly changing the financial service industry in which we compete. The Internet provides self-directed investors the ability to manage their own finances. Online financial services provides investors with a wealth of information about investing, including stock picks, technical charts and analysis and financial corporate news. As a result, investors are more self-reliant and value conscious, are managing their own money and are increasingly reluctant to pay high fees to full-service retail brokers. This has led to an increase in market share in the online investing sector of the financial service industry. The entry into the market of electronic or online trading has experienced more investors managing their own investments since the Internet "e-brokerages" were introduced in 1994.

Through our Internet site, http://www.AFTrader.com, our clients are provided the following services:

* Account information, informational services, and educational tools;
* A review of their securities positions;
* Confirmation of their buying power and margin balances (if applicable);
* Stock quotes, order execution, and review of recent trading activity; * Pertinent market information and relative earnings reports;
* Futures and overnight market information; and * Major corporate news

We provide these services without charge through the Internet.

Our on-line trading activity increased an average months trading volume by 300% to over 7,500 trades per month in fiscal year 2001 from less than 2,000 trades per month in fiscal year 1999. We have also found that more investors are making their investment decisions on their own and utilize the Internet to effect their trading more expeditiously. As technology increases, we intend to continue to commit our capital to the most current technology.

Our Business Strategy

We believe that we have been successful in creating a high level of service in the financial services industry by using current technology to provide clients fast and reliable executions on their transactions, real-time market information and research. Our strategy is designed to ensure that we capitalize on the growth of the online brokerage industry. We intend to do this by enabling our client the ability to access relevant market information, providing a broad range of financial products as well as establishing AFTrader as a dominant brand in online trading. We believe that opportunities exist in the financial services industry for a company that is able to provide investors with the overall cost-savings created by (1) $9.95 trade executions, (2) access to real-time market information, and (3) the convenience of trading over the Internet, as opposed to the costs associated with in-house registered representatives who require a commission of approximately 50% of the concession on trading activites thereby increasing the cost to clientele. We consistently analyze new technologies and communication mediums, including the Internet to enable our clients to make their own investment decisions for their financial future.

Our goal is to become a leader in the financial services industry and build market share by capitalizing on the changes occurring in the financial services industry and providing our clients with specialized services for competitive, fully disclosed commission rates. We intend to achieve our goal by:

* Providing value to our clients at the lowest overall cost. By maintaining a direct interface, over dedicated data lines, with the execution system of USC, we are able to provide our clients with fast and reliable price execution and trade efficiency. With the use of these electronic execution systems, we are able to reduce commissions to our Internet clients.

* Providing our clients with value-added services, including access to well-trained brokers and real-time market information. In addition to providing our clients with lower overall costs for effecting trades, we also provide our clients with the products and services provided by full-service firms, including access to experienced brokers and real-time electronic news information and research reports. Our representatives are also available by telephone in the event of electronic systems failures. We believe our team of representatives offers our clients more than just execution services. We provide our clients and representatives with electronic research and electronic news from an ever-growing database of news vendors to enable them to make better informed business decisions. As the Internet expands, research and market news become available 24 hours per day.

* Use the Internet and other advertising outlets to efficiently market and distribute our services to build brand awareness and increase our customer base. We intend to establish AFTrader as a major brand in online discount trading. In order to achieve this goal we need to retain and attract online brokerage customers by promoting our services through many different media outlets, such as the Internet and various print ads.

* Expanding our access to international customers. We intend to increase our customer base and increase our brand awareness by expanding our access to international customers.

Strategic relationship. We realize the following benefits from our relationship with USC:

* quality safekeeping and protection on entire net equity (cash and securities) on all accounts;

* ability to participate in a large database of no-load mutual funds; and

* professional and prompt handling of institutional and managed accounts.

Sales and Marketing

As evidence that a demand exists for our services, to date we have experienced significant growth in obtaining new customer accounts since the commencement of our conversion to electronic trading, all without a formal marketing program. However, following the completion of our private placements, in which we raised total proceeds of $1,900,000, we have commenced marketing efforts to increase our presence and name brand recognition to attract new clients. Most of our marketing efforts are being effected on-line and are being directed at Internet users. We intend to expand our market share through, among other things, advertising on our own and other Web sites and a public relations program. From time to time, we may choose to increase spending on advertising to target specific groups of investors or to decrease advertising expenditures in response to market conditions.

Initially, we intend to focus our marketing efforts towards online advertising through popular Websites such as, YahooFinance.com, Marketguide.com and Hoovers.com. Currently we have seen our customer base grow from less than 1,000 accounts in 1998 to over 10,000 in 2001 directly in part of an increased advertising budget, word of mouth and brand recognition as a deep discount brokerage firm.

Competition

The market for discount brokerage services, and particularly electronic brokerage services, is new, rapidly evolving and intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. We encounter direct competition from numerous other brokerage firms, many of which provide electronic brokerage services which we currently do not provide. These competitors include discount brokerage firms like Charles Schwab & Co., Inc., Ameritrade and E*Trade Group, Inc. We also encounter competition from established full-commission brokerage firms as well as financial institutions, mutual fund sponsors and other organizations, some of which provide electronic brokerage services.

We believe that the principal competitive factors affecting the market for our brokerage services are speed and accuracy of order execution, price and reliability of trading systems, quality of client service, amount and timeliness of information provided, ease of use, and innovation. Based on management's experience and the number of accounts opened to date, we believe that we presently compete effectively with respect to each of these factors.

A number of our competitors have significantly greater financial, technical, marketing and other resources. Some of our competitors also offer a wider range of services and financial products and have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements, and may be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We expect that new competitors or alliances among competitors will emerge and may acquire significant market share.

There can be no assurance that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

Government Regulation

Broker-Dealer Regulation

The securities industry is subject to extensive regulation under federal and state law. The SEC is the federal agency responsible for administering the federal securities laws. In general, broker-dealers are required to register with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). We are a broker-dealer registered with the SEC. Under the Exchange Act, every registered broker-dealer that does business with the public is required to be a member of and is subject to the rules of the NASD. The NASD has established Conduct Rules for all securities transactions among broker-dealers and private investors, trading rules for the over-the-counter markets, and operational rules for its member firms. The NASD conducts examinations of member firms, investigates possible violations of the federal securities laws and its own rules, and conducts disciplinary proceedings involving member firms and associated individuals. The NASD administers qualification testing for all securities principals and registered representatives for its own account and on behalf of the state securities authorities.

We are also subject to regulation under state law. We are currently registered as a broker-dealer in 50 states including the District of Columbia. An amendment to the federal securities laws prohibits the states from imposing substantive requirements on broker-dealers which exceed those imposed under federal law. The recent amendment, however, does not preclude the states from imposing registration requirements on broker-dealers that operate within their jurisdiction or from sanctioning these broker-dealers for engaging in misconduct.

Net Capital Requirements; Liquidity

As a registered broker-dealer and member of the NASD, we are subject to the Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments (called "haircuts"), which reflect the possibility of a decline in the market value of an asset prior to disposition.

Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm's net capital below a certain level.

The Net Capital Rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to shareholders, employees or affiliates ("capital withdrawal") if the capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the Net Capital Rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

A change in the Net Capital Rule, the imposition of new rules or any unusually large charge against net capital could limit those of our operations that require the intensive use of capital, such as the financing of client account balances, and also could restrict our ability to pay dividends, repay debt and repurchase shares of our outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could harm our business.

We are a member of SIPC which provides, in the event of the liquidation of a broker-dealer, protection for clients' accounts up to $500,000, subject to a limitation of $100,000 for claims for cash balances. Our clients are carried on the books and records of the Clearing Firm. The Clearing Firm has obtained $100 million of insurance for security positions and $100,000 for cash balances for the benefit of our clients' accounts that is supplemental to SIPC protection.

Additional Regulation

Due to the increasing popularity and use of the Internet and other online services, various regulatory authorities are considering laws and/or regulations with respect to the Internet or other online services covering issues such as user privacy, pricing, content copyrights, and quality of services. In addition, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Moreover, the recent increase in the number of complaints by online traders could lead to more stringent regulations of online trading firms and their practices by the SEC, NASD and other regulatory agencies. Furthermore, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes and personal privacy is uncertain and may take years to resolve. Finally, as our services are available over the Internet in multiple states and foreign countries, and as we have numerous clients residing in these states and foreign countries, these jurisdictions may claim that our Company is required to qualify to do business as a foreign corporation in each such state and foreign country. While our Company is currently registered as a broker-dealer in all 50 states including the District of Columbia, we are qualified to do business as a foreign corporation in only a few states; failure by our Company to qualify as a broker-dealer in other jurisdictions or as an out-of-state or "foreign" corporation in a jurisdiction where it is required to do so could subject our Company to taxes and penalties for the failure to qualify. Our business could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the applications of existing laws and regulations to the Internet and other online services.

Employees

We currently have 11 full-time employees, of which 7 are registered representatives and 2 of which are in management. No employee is covered by a collective bargaining agreement or is represented by a labor union. We consider our employee relations to be excellent. We also have entered into independent contractor arrangements with other individuals on an as-needed basis to assist with programming and developing proprietary technologies.

(c) Reports to Security Holders

We file the required reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934. These reports include the Company's annual report on Form 10-KSB, quarterly financial reports on Form 10-SB, and current reports on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 5th Street, N.W. Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains and Internet site which contains reports, proxies and information statements, and other information regarding us that are filed electronically with the SEC at its site (http://www.sec.gov). Our Internet address is http://www.aftrader.com:

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of the financial condition and results of financial condition and the results of operation of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes and other financial information included elsewhere in this Registration. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under Risk Factors and elsewhere in this Registration.

Overview

America First Associates (The "Company") has conducted its operations as a fully disclosed brokerage firm registered with the Securities and Exchange Commission, the National Association of Securities Dealers, the Municipal Securities Rulemaking Board and 50 state securities divisions including the District of Columbia and Puerto Rico. The Company is a provider of cost-effective, full-service online financial service targeting the rapid growth momentum of individual investors who utilize the Internet for their personal investment objectives. The Company provides customers the ability to buy and sell securities, security options, mutual funds, bonds and other investment financial instruments as well as providing clients with 24 hour account access and real-time electronic information on stocks, market indices, analysts' research and news. The Company plans to continue to provide quality service to our current customers while increasing brand awareness and customer loyalty. Management's strategy is to expand the Company's business and operations by strategically using the Internet and other advertising outlets to efficiently market and distribute our services to potential customers and build brand awareness on a national level to increase our customer base.

Results of Operations

Fiscal Year Ended December 31, 2001, compared to Fiscal Year Ended December 31, 2000

Total revenue for the fiscal year ended December 31, 2001, were $902,808, a decrease of 38%, as compared to revenues of $1,460,488 for the fiscal year ended December 31, 2000. The decrease in total revenue is attributed to the significant decrease in syndicate and commission revenue. Revenues from syndicate income (i.e. private placement, pipes, syndicate and participation of IPO's, investment banking activity) decreased by 55% from $335,100 for the fiscal year ended December 31, 2000 to $150,689 for the fiscal year ended December 31, 2001. Revenues from commissions decreased by $271,089 or 32%, from $844,284 for the fiscal year ended December 31, 2000 to $573,195 for the fiscal year ended December 31, 2001 due primarily to the decrease in overall trading activity by online traders, which was a result of the down turn in the market during the fiscal year ended December 31, 2001. Revenues from principal transactions decreased by $18,832, or 26% from $72,298 for the fiscal year ended December 31, 2000 to $53,466 for the fiscal year ended December 31, 2001. Interest and other income decreased from $208,806 for the fiscal year ended December 31, 2000 to $125,458 for the fiscal year ended December 31, 2001 due to a decrease in customer margin and asset balances as well as lower interest paid on U.S. Obligations purchased by the firm. Going forward we expect an increase in revenues due to a rapidly growing customer base and an increase in trading volume and investment banking activity with demand for syndicate.

Total expenses decreased by $477,596, or 34% from $1,407,378 for the fiscal year ended December 31, 2000 to $929,782 for the fiscal year ended December 31, 2001. AS a result of the decrease in syndicate income (directly related to commissions paid on private placement, IPO's as well as other investment banking activity), employed compensation and benefits decreased by $237,177, or 40%, from $594,686 for the fiscal year ended December 31, 2000 to $357,509 for the fiscal year ended December 31, 2001. However, as we continue to grow we will need additional employees to service our growing customer base; therefore we anticipate a proportionate increase in employee compensation and benefit expenses. Clearing charges represent payments to our clearing firm who facilitate our clients' transactions. As a result of the decrease in the volume of business conducted by our online clients, such expenses decreased by $86,000, or 20%, from $438,194 for the fiscal year ended December 31, 2000 to $352,194 for the fiscal year ended December 31, 2001.

As a result of having limited private placements and other investment banking activity in the fiscal year ended December 31, 2001, a small amount of legal or professional expenses were incurred. Therefore, consulting and professional fees decreased from $63,901 for the fiscal year ended December 31, 2000 to $17,553 for the fiscal year ended December 31, 2001.

Communications and data processing expense increased by $787, or 3%, from $26,495 for the fiscal year ended December 31, 2000 to $27,282 for fiscal year ended December 31, 2001. During the first quarter 2000, we completed the installation of additional telephone lines that were needed to increase our phone capabilities to service our customers. Currently we believe that the amount of lines installed is sufficient for the near future, however as we continue to grow we anticipate the number of lines needed to increase proportionately.

Business development costs consist of advertising costs which have mostly been for online and print advertising to obtain new clients. These expenses decreased by $64,817, or 94%, from $68,967 for the fiscal year ended December 31, 2000 to $4,150 for the fiscal year ended December 31, 2001 as the Company decreased its planned advertising and promotional efforts, mainly attributed to the adverse stock market conditions.

Occupancy costs decreased by $9,224, or 16%, from $59,324 for the fiscal year ended December 31, 2000, to $50,100 for the fiscal year ended December 31, 1001, due to the three year lease the Company negotiated for new office space at a lowered monthly rate.

Regulatory and Registration fees decreased by $11,208, or 37%, from $29,952 for the fiscal year ended December 31, 2000 to $18,744 for the first fiscal year ended December 31, 2001. We anticipate an increase in regulatory and registration fees due to the expected need of hiring additional series 7 registered representatives to service our increased customer base.

Depreciation and Amortization costs for the fiscal year ended December 31, 2000 and 2001 were $7,900 and $3,550. The need for additional computers is dependant on the firm's growth. Therefore, as we continue to expand and purchase additional hardware, the Company anticipates that these costs will increase.

Travel and entertainment decreased by $7,294, or 22%, from $33,358 for the fiscal year ended December 31, 2000, to $26,064 for the fiscal year ended December 31, 2001. Other expenses which include office supplies and expenses decreased by $11,965, or 14%, from $84,601 for the fiscal year ended December 31, 2000 to $72,636 for the fiscal year ended December 31, 2001.

As a result of the foregoing, our net income decreased from $53,110 for the fiscal year ended December 31, 2000, to $29,350 for the fiscal year ended December 31, 2001.

Liquidity and Capital Resources

Since inception, the Company has financed its operation primarily through the sole shareholder of the firm. In April 1999, the Company sold 1,899,600 shares of common stock in a private placement offering. The common stock was issue at $1 per share. The private placement offering generated total proceeds of $1,900,000. Management believes that the cash proceeds from this offering, together with the existing cash balances will be sufficient to meet its anticipated working capital and capital expenditure requirements for the next eighteen months. However, the Company may need to raise additional funds in order to support expansion, develop new or enhanced services, respond to competitive pressures or respond to unanticipated requirements. There can be no assurance, however, that additional capital will be available to us on reasonable terms, if at all.

Cash provided by operating activities during fiscal 2000 were $14,974 as compared to cash used by operating activities during fiscal 2001 of $6,553. The Company had a net loss of $29,350, am increase in receivables from clearing organization of $1,217,342, a decrease in securities owned of $1,324,363, an increase in securities sold, not yet purchased of $16,125, and a decrease in accounts payable and accrued expenses of $103,644.

Cash used in investing activities and cash provided by financing activities were nonexistent in fiscal 2001.

The Company is subject to the net capital rules of the SEC. At December 31, 2001, the Company had regulatory net capital of $1,561,398, which exceeded the minimum requirements by $1,461,398. Management anticipates that the Company's total expenditures will be approximately $900,000 during the next twelve months. Based upon our current plans and assumptions relating to our business plan, we anticipate 15% of this expense to go toward marketing our financial services, which will increase the number of users capable of accessing our system. Other expenditures will include, but will not be limited to, employee compensation, including benefits and insurance; occupancy and equipment rental; communication and data processing,; and expansion of our network and infrastructure.

Total revenues the three months ended March 31, 2001 were $224,687, compared to $32,566 in the three months ended March 31, 2002. The decrease in revenue was the result of a decrease in losses in principle transactions caused by a significant down turn in the overall market, which resulted in a decrease in overall business activity.

Results of Operations

Three Months Ended March 31, 2002 compared to Three months ended March 31, 2001

Total revenues the three months ended March 31, 2001 were $224,687, compared to $32,566 in the three months ended March 31, 2002. The decrease in revenue was the result of a decrease in losses in principle transactions caused by a significant down turn in the overall market, which resulted in a decrease in overall business activity.

Commissions were $163,531 for the three months ended March 31, 2001 a decrease of 50% compared to $82,357 for the three months ended March 31, 2002. The decrease in commission revenues was primarily attributable to a decrease in the stock market, which reduced the number of online transactions processed. Our focus will be to cost effectively increase our client base through internet marketing, which will increase our transaction volume. As a result of a rapid increase in customer applications, The Company expects transaction volume and commission revenues to increase substantially.

Syndicate income was non-existent for the three months ended March 31, 2001 and $60,000 for the three months ended March 31, 2002. For the remainder of 2002, the company expects additional private placements which will increase syndicate income. It is expected that the Company will participate in and generate more syndicate deals, which will further increase future syndicate revenue. Principal transactions, which include securities brokerage transactions, were ($14,368) for the three months ended March 31, 2001, and decreased to ($114,086) for the three months ended March 31, 2002. The loss is due to a decrease in securities owned at market value. Interest and other income revenue decreased to $4,295 for the three months ended March 31, 2002 from $75,524 for the three months ended March 31, 2001. This decrease was primarily due to the company investing excess funds in U.S.Obligatons at lowered interest rates and a gain in other income of $51,173 in 2001.

The Company's total expenses decreased from $179,385 for the three months ended March 31, 2001 to $136,941 for the three months ended March 31, 2002. This 34% decrease is attributed to lower clearing charges, which is a result of lower trading volume in the overall market. Employee compensation and benefits expense decreased from $45,578 for the three months ended March 31, 2001 to $44,285 for the three months ended March 31, 2002. The Company expects that employee compensation will increase as the need to hire addition employees becomes necessary to accommodate the growth in online trading volume and commissions paid to investment banking activities. Clearing charges decreased to $48,802 for the three months ended March 31, 2002 from $80,780 for the three months ended March 31, 2001. It is expected that clearing charges will increase as online trading activity increases.

Communication and data processing expense was $3,374 for the three months ended March 31, 2002, compared to $2,515 for the three months ended March 31, 2001. The increase between 2002 and 2001 in communication and data processing is primarily a result of additional usage.

Business development, which includes printing and advertising decreased to non- existent for the three months ended March 31, 2002, from $3,900 for the three months ended March 31, 2001. The printing expenditures in 2001 were related to our company brochure. However, due to the fluctuating and unpredictable market, the Company decreased its advertising budget, limiting it to advertising on a per account basis. In order to remain competitive and to increase the number of customer accounts, we need to actively promote our service in order to build brand awareness. Therefore, for future growth and expansion, The Company expects an increase in advertising expense. Our business development costs for 2001 will be associated with promoting our website and financial services to continue to expand our customer base through significant advertising efforts.

Occupancy costs relate to our leasing of office space in New York City. Occupancy expense for the three months ended March 31, 2002 was $12,600 and $12,300 for the three months ended March 31, 2001. This increase is the result of a $100 increase in our annual rent. The Company currently leases 2,000 square feet at $4,200 per month under a three-year lease expiring March 31, 2003. Management believes the office will provide ample amount of space for our current needs.

Regulatory and registration fees are costs associated with a Broker/Dealer to be registered with the NASD and in all appropriate states. In the three months ended March 31, 2002 regulatory and registration fees amounted to $17,351, compared to $16,555 for the three months ended March 31, 2001. NASD fees are usually applied in the first quarter for the entire year.

Depreciation and amortization primarily consists of depreciation of property and equipment. Depreciation and amortization costs were $540 for the three months ended March 31, 2002 and 2001. As we continue to expand we anticipate the purchase of additional property and equipment, which will result in an increase in depreciation and amortization expense.

Travel and entertainment expenses decreased to $2,222 for the three months ended March 31, 2002 from $5,026 for the three months ended March 31, 2001. Other expenses, which includes office supplies and expenses decreased to $7,767 for the three months ended March 31, 2002 from $12,191 for the three months ended March 31, 2001.

Liquidity and Capital Resources

Net Cash provided by operating activities during the three months ended March 31, 2002 were $57,683. The Company had a net loss of $104,374, an increase in deposits from clearing organization of $72,392, an increase in securities owned of $95,675, an increase in prepaid expense of $15,429 and a decrease in accounts payable of $21,440.

Cash at beginning of period were $2,903 and cash at end of period were $60,557. The net cash increase for the three months ended March 31, 2002 were $57,683.

The Company is subject to the net capital rules of the SEC. At March 31, 2002, the Company had regulatory net capital of $1,495,015, which exceeded the minimum requirements by $1,395,015.

ITEM 3. DESCRIPTION OF PROPERTY

Our principal executive offices are located in a 2,000 square foot facility on the 6th floor at 160 E. 55th Street, New York, NY 10022. This facility is occupied on a lease basis, and the current annual rent is $50,400. We believe our existing facility is a suitable and adequate facility for our current business purposes. We also have the ability to open additional offices if needed to expand our operations.

ITEM 4. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

(1) The following table sets forth certain information at July 31, 2001, with respect to the beneficial ownership of the common stock of the Company by (a) each person known by us to be the owner of 5% or more of our outstanding common stock; (b) by each officer and director; and (c) by all officers and directors as a group. The named beneficial owner has full voting and investing power with respect to the common stock listed.

Title of Class Amount	Name	Shares of Common Stock Owned(2)	Percent of Class (2)
Common Stock Par Value $.001	Joseph Ricupero	7,118,400	79%
	All officers and directors as a group (2 persons)	7,118,400	79%
With Warrants Exercised
	Joseph Ricupero	7,118,400	60.7%
	Fairchild Formations	999,800	8.5%
	Executive Fund	750,000	6.4%
	Windermere Asset Mgmt	750,000	6.4%
	Total	9,618,200	82.0%

(2) Mr. Ricupero is the only officer/director currently owning common stock of the Company. Mr. Ricupero has contributed 3,000,000 shares of his common stock to the Company to be held as treasury shares. The above table reflects such contributions. The Company has no plans to reissue the shares held as treasury stock.

(3) Mr. Ricupero's business address is c/o the Company, 160 E. 56th Street, 6th Floor, New York, NY 10022.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

The following table sets forth the names, ages and positions held with respect to each Director and Executive Officer:

Name	Age	Position with the Company
Joseph Ricupero	42	Chief Executive Officer, Secretary and Director
Joseph A. Genzardi	41	President

Joseph Ricupero - Chief Executive Officer, Secretary, Director and Financial Operations Officer

Mr. Ricupero is the founder of America First Associates Corp. and is its Chief Executive Officer, Secretary and a Director. Until March 1999, Mr. Ricupero was also the President of America First Associates Corp. Mr. Ricupero has over 16 years of investment banking, brokerage, and trading experience. He has held positions with some of the securities industry leading firms, including Shearson Lehman. Mr. Ricupero has had hands on experience in numerous facets of the securities industry. As an investment banker, Mr. Ricupero was actively involved in analyzing, structuring, and placing a number of corporate finance deals including IPO's, private placements, and mergers and acquisitions mainly in the technology and information services field.

Mr. Ricupero serves in a compliance supervisory capacity to ensure and enforce all regulatory agency rules as well as overseeing all trading activity at America First Associates Corp. Mr. Ricupero is educated on all the current regulations regarding trading procedure integration of the SEC order handling rules.

Mr. Ricupero graduated from the State University of New York at Buffalo with a Bachelor of Science Degree in Finance and a Masters Degree in Business Administration in Accounting and Finance. He also holds General Principal and Financial Operations Principal licenses with the NASD.

Joseph A. Genzardi - President

Mr. Genzardi has been the President of America First Associates Corp. since March 1999. In 1997, Mr. Genzardi joined America First as VP of investment banking operations including institutional and retail sales. Mr. Genzardi has over ten years experience in the securities industries as an individual and an institutional registered representative. From 1995 to 1997 Mr. Genzardi was Director of the Private Client Group and institutional sales at Brookehill Equities, Inc., a NASD member firm. While at Brookehill he managed accounts for both European and domestic institutions as well as high net worth investors. He also analyzed, structured, and raised capital for both private and public offerings, primarily in the technology and pharmaceutical fields.

Between 1989 and 1995 he held positions of Managing Director of Landenburg, Thalmann & Co. Inc., a 110 year old investment bank, and Senior Vice President of Investments at Shearson Lehman Brothers.

Mr. Genzardi began his career as a Senior Engineer for Abbott Transistor Labs, a California based military electronics company. Mr. Genzardi graduated from The University of Rhode Island with a Bachelor of Science Degree in Mechanical Engineering and is also a registered General Principal with the NASD.

Directors hold their offices until the next annual meeting of our shareholders and until their successors have been duly elected and qualified or their earlier resignation, removal from office or death. There are currently no committees of the Board of Directors.

Officers serve at the pleasure of the Board of Directors and until the first meeting of the Board of Directors following the next annual meeting of our shareholders and until their successors have been chosen and qualified.

ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth eh information with respect to the cash compensation, including commissions, during the fiscal year ended December 31, 2001, to Mr. Joseph Ricupero, Chief Executive Officer of the Company. No other compensation was given to any executive officers exceeding $100,000 during the fiscal year.

Name	Principle Capacity in Which Served	Cash Compensation (1)
Jospeh Ricupero	Chief Executive Officer of the Company	$250,000

    _____

(1) Includes $150,000 commissions attributable to investment banking services, but excludes possible personal benefits derived by Mr. Ricupero as an officer of the Company for automobile and health insurance. For the fiscal year ended December 31, 2001, the cost to the Company for such benefits with respect to Mr. Ricupero was $4,200 for a leased automobile and $2,100 for payment of health insurance.

Employment Agreements

We do not have any employment agreements with any of our employees.

In April 1999, we adopted the Company's 1999 Stock Option Plan ("The Plan"). The Board believes that the Plan is desirable to attract and retain executives and other key employees of outstanding ability. Under the Plan, options to purchase an aggregate of not more than 5,000,000 shares of Common Stock may be granted from time to time to our key employees, officers, directors, advisors and independent consultants. No options have been granted to any party, and no options have been exercised.

The Board of Directors is charged with administration of the Plan. The Board is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the employees to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. The per share exercise price for incentive stock options ("ISOs") will not be less than 100% fair market value of a share of the Common Stock on the date the option is granted (110% of fair market value on the date of grant of an ISO if the optionee owns more than 10% of our Common Stock.

Options will be exercisable for a term determined by the Board which will not be less than one year. Options may be exercised only while the original grantee has a relationship with us or a subsidiary of ours which confers eligibility to be granted options or up to ninety (90) days after termination at the sole discretion of the Board. In the event of certain basic changes to the Company, including a change in control of the Company (as defined in the Plan) in the discretion of the Board, each option may become fully and immediately exercisable. ISOs are not transferable other than by will or the laws of descent and distribution. Only the holder, his or her guardian or legal representative, may exercise options during the holders' lifetime.

Options granted pursuant to the Plan may be designated as ISOs, and are intended to have the tax benefits provided under Section 421 and 422A of the Internal Revenue Code of 1986. Accordingly, the benefits provides that the aggregate fair market value (determined at the time an ISO is granted) of the Common Stock subject to ISOs exercisable for the first time by an employee during any calendar year (under all of our plans) may not exceed $100,000. The Board may modify, suspend or terminate the Plan; provided, however, that certain material modifications affecting the Plan must be approved by the shareholders, and any change in the Plan that may adversely affect an optionee's rights under an option previously granted under the Plan requires the consent of the optionee.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Initially when the Company was formed in 1995 there were 1,000 shares outstanding which Mr. Ricupero was the sole shareholder and 20,000 shares authorized. In March 1999 sixteen thousand shares were issued to Mr. Ricupero of which 136 were returned so as not to exceed the authorized shares as stated in the Company's Articles of Incorporation. In April 1999 two private placements of 3,000 shares and 166 shares were sold to thirty-nine accredited investors. A six hundred for one stock split effected in Mary 1999 resulted in 12,018,000 shares outstanding.

Mr. Ricupero has agreed with the Company to deliver 3,000,000 shares of his common stock to the Company's treasury without compensation in order to reduce his holdings in the Company and decrease the Company's outstanding shares, and to increase the percent of ownership for the other shareholders in the Company. The Company currently has outstanding 9,018,000 shares of Common Stock.

ITEM 8. DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.001 per share, 9,018,000 of which are outstanding and 3,000,000 held in treasury stock.

Each holder of common stock on the applicable record date is entitled to receive the dividends declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities.

Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to this stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued, fully paid and nonassessable

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the Company's common stock and it is not listed on any exchange. The Company plans to apply for listing on the OTC Bulletin Board and anticipates trading by fiscal year ending 2002.

Currently, there were 9,018,000 shares of common stock and 3,000,000 shares of treasury stock, par value of $0.001 per share outstanding. Additionally, the Company had 300,000 Class A warrants, 99,600 Class B warrants, and 2,300,400 Class C warrants, which allow the holders to acquire shares of common stock from us at a price of $1.00 per share, $2.50 per share, and $5.00 per share for a period of three years commencing on September 10,1999. Exercise price and the number of shares of common stock or other securities issuable on exercise of the warrants are subject to adjustment I certain circumstances, including the event of a stock dividend, recapitalization, reorganization, merger or consolidation. Additionally, in April 1999, we adoptd the Company's 1999 Stock Option Plan as described in Part I, Item 6, of this Registration Statement.

We believe all of the outstanding shares of common stock aggregating 9,018,000 shares of common stock will be eligible for sale pursuant to Rule 144 under the Securities Act of 1933, subject to restrictions of offers and sales of such securities by "insiders" as that term is defined under the Securities Act of 1934 and anticipates trading by fiscal year ending 2001. The shares underlying the warrants and the 1999 Stock Option Plan will be "restricted securities" as defined in Rule 144 and will not become eligible for public sale subject to the restrictions of Rule 144, commencing one year from the date of issuance, and subject to any restrictive provisions regarding the holder thereof.

The shares of common stock outstanding in the Company are held of record by thirty-nine shareholders excluding the officer/director. Also, the same thirty-nine are warrant holders for the right to acquire common stock of the Company.

The Company does not anticipate the payment of cash dividends in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirement and the provisions of Delaware law. There are no restrictions other than set forth herein that are applicable to the ability of the Company to pay dividends on its common stock.

ITEM 2. LEGAL PROCEEDINGS

We or any of our property was not a party, nor do we anticipate it to be a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no changes in a disagreement with our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Between February, 1999, and April 1999, we offered and sold an aggregate of 1,899,600 shares of our common stock and 2,700,000 warrants in two private placements. In one of our private placements, we offered and sold 3,000 units at a price of $600.00 per unit, aggregating $1,800,000 and the issue of 1,800,000 shares. Each unit consisted of one share of stock and one warrant exercisable at a price of $5. In the other private placement, we offered and sold two units at a price of $50,000 per unit, aggregating $100,000. Each of those units consisted of 49,800 shares of common stock and a total of 450,000 warrants, of which 150,000 were Class A warrants, 49,800 were Class B warrants, and 250,200 were Class C warrants.

Each of the 300,000 Class A warrants, 99,600 Class B warrants, and 2,300,400 Class C warrants allow the holders to acquire shares of common stock from us at a price of $1 per share, $2.50 per share and $5 per share, respectively, for a period of three years commencing on September 10, 1999. The exercise price and number of shares of common stock or other securities issuable on exercise of the warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation.

These two private placements were, solely, offered by us without any underwriter or the payment of any commissions or finder's fees. All proceeds were allocated to the capital account of the Company and subject to the net capital rules applicable to brokers/dealers under the Securities Act of 1934. We offered and sold these securities and relied upon an exemption provided under Section 4(2) of the Securities Act of 1933 as amended as not being a public offering. The Company believes that each purchaser was an accredited person otherwise knowledgeable in securities transactions, and all certificates evidencing the securities prohibited transfer subject to federal and state securities laws.

In March 1999, we issued 9,600,000 shares to Joseph Ricupero in exchange for $65,248 shareholder contribution received in October, 1998.

We understand that in the event these securities are exercised and payment is made for the warrants, we will be obligated, pursuant to the provisions of Section 13(a) and section 15(d) of the Exchange Act, to provide subsequent periodic reports as required for the disclosure of the application of any proceeds received upon the exercise of these securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted under the Delaware Corporation Law, the Company's Certificate of Incorporation and By-Laws provide for indemnification of a director or officer under certain circumstances with reasonable expenses, including attorneys fees, actually and necessarily incurred in connection with the defense of an action brought against him by reason of his being a director or officer. In addition, the Company's charter documents provide for the elimination of directors' liability to the Company or its stockholders for monetary damages, except in certain instances of bad faith, intentional misconduct, a knowing violation of law or illegal personal gain.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, pursuant to any charter, provision, by-law, contract, arrangement, statute or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered pursuant to this Registration Statement, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act will be covered by the final adjudication by such court of such issue.

PART F/S

The financial statements and information is set forth immediately following the signature page. See the Index to Financial Statement on page F-1.

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit Number

(2) Certificate of Incorporation of the Company And documents thereto

(2)(b) By-Laws of the Company

(3) Specimen Common Stock Certificate

   *(4) 1999 Stock Option Plan

(6) Clearing Agreement
________________________________

*Filed herewith

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendedment No. 2 to its Registration Statement to be signed by the undersigned, thereunto duly authorized.

AMERICA FIRST ASSOCIATES CORP.
Date: August 15, 2002	By: /s/ Jospeph Ricupero .
Joseph Ricupero, Chief Executive Officer, Financial Operations Officer

America First Associates Corp.

Financial Statements

Years ended December 31, 2001 and 2000

All other schedules are not required to be filed by registrant.

LINDER & LINDER - Certified Public Accountants

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

America First Associates Corp.

We have audited the accompanying statement of financial condition of America First Associates Corp. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index to the financial statements is presented to comply with the rules and regulations under the Securities and Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. The supplemental schedule for the year ending December 31, 2001 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects the financial date required to be set forth therein in relation to the basic financial statements taken as a whole.

Linder & Linder
Certified Public Accounts

Dix Hills, New York
February 22, 2002

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants
132 Nassau St., 10th Floor
New York, NY 10038
Telephone (212) 571-0064	Facsimile (212} 571-0074

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
America First Associates Corp.
160 East 56th Street
New York, NY 10022

Gentlemen:

We have audited the accompanying statement of financial condition of America First Associates Corp. as of December 31, 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We concluded our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatetnent. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of me basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in me audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 23, 2001

America First Associates Corp.
Statements of Financial Condition

For Year Ended December 31, 2001 and 2000

Assets	December 31, 2001 Audited	December 31, 2000 Audited
Cash and cash equivalents	$ 1,021,657	$ 9,426
Securities owned	671,556	1,896,378
Office furniture and equipment, net of accumulated depreciation of $21,091; $17,541; in 2001and 2000, respectively	6,482	10,032
Prepaid expenses	15,429	15,175
Other assets	31,175	31,174
Total Assets	$ 1,746,299	$ 1,962,185

Liabilities and shareholder's equity
Liabilities:
Accounts payable and accrued expenses	$ 21,440	$ 125,084
Due to clearing broker.	-	99,017
Securities sold, not yet purchased	19,962	3,837
Income tax payable	-	-
Long term liabilities	-	-
Total Liabilities	41,402	227,938

Commitments
Shareholders' equity:
Common stock, $.001 par value, 20,000,000 shares authorized, 9,018,000 and 12,018,000 shares issued and outstanding	9,018	12,018
Additional paid-in capital	2,121,230	2,118,230
Retained earnings	(425,351)	(396,001)
Total shareholders' equity	1,704,897	1,734,247
Total liabilities and shareholders' equity	$ 1,746,299	$ 1,962,185

The notes are an integral part of the Financial Statements

America First Associates Corp.
Statements of Operations
For the Years Ended December 31, 2000 and 2001

	Year ended December 31 2001	2000
Revenues:	Audited	Audited
Commissions.	$ 573,195	$ 844,284
Syndicate income	150,689	335,100
Principal transactions	53,466	72,298
Interest and other income	125,458	208,806
Total Revenues	$ 902,808	$ 1,460,488

Expenses:
Employee compensation and benefits	$ 357,509	$ 594,686
Clearing charges	352,194	438,194
Consulting and professional fees	17,553	63,901
Communications and data processing	27,282	26,495
Business development	4,150	68,967
Occupancy costs	50,100	59,324
Regulatory and registration fees	18,744	29,952
Depreciation and amortization	3,550	7,900
Travel and entertainment	26,064	33,358
Other expenses	72,636	84,601
Total expenses	$ 929,782	$ 1,407,378

Income (loss) before income taxes	(26,974)	53,110
Provision for income taxes	2,376	-

Net income (loss)	$ (29,350)	$ 53,110
Earnings per share Basic and Dilutive	$ (0.0033)	$0.0044
Weighted Average Commom Stock Outstanding	9,018,0000	12,018,000

 The notes are an integral part of the Financial Statements

America First Associates Corp.

Statements of Changes in Shareholders' Equity

For Years Ended December 31, 2001 and 2000

	Common Stock	Paid-in Capital	Retained Earnings	Shareholder's Equity
Balance, January 1, 2000	$ 12,018	$ 2,118,230	$ (449,111)	$ 1,681,137
Net income (loss)	-	-	53,110	53,110

Balance, December 31, 2000	12,018	2,118,230	(396,001)	1,734,247
Common Stock Contributed	(3,000)	3,000	-	-
Net income (loss)			(29,350)	(29,350)
Balance, December 31,2001	$ 9,018	$ 2,121,230	$ (425,351)	$ 1,704,897

The notes are an integral part of the Financial Statements

America First Associates Corp.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
	Audited	Audited
Cash Flows from Operating Activities
Net income (loss)	$ (29,350)	$ 53,110
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,550	7,900
Changes in assets and liabilities:
(Increase) Decrease in operating assets:
Due to/from from clearing organization - net	99,019	1,629,807
Securities owned	(1,224,822)	(1,772,409)
Prepaid expenses	(255)	1,327
Other assets	-	(16,256)
Increase (decrease) in operating liabilities:
Securities sold, not yet purchased	16,125	3,837
Income taxes payable	-	(800)
Accounts payable and accrued expenses	(103,644)	108,458
Net cash provided by operating activities	1,012,231	14,974

Net increase in cash	1,012,231	14,974

Cash (overdraft) at Beginning	9,426	(5,548)
Cash and cash equivalents Ending	$ 1,021,657	$ 9,426

Supplemental cash flow disclosure:
Income tax payments	$ 2,376	$ 2,315
Interest payments	-	$ 599

The notes are an integral part of the Financial Statements

AMERICA FIRST ASSOCIATES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Summary of Significant Accounting Policies

America First Associates Corp., (the "Company"), which became a broker-dealer in 1995, is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company principally engages in executing general securities transactions on behalf of its clients. The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement. The Company also provides on-line brokerage services for its customers.

The Company transacts its business with customers located throughout the United States.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives.
	2001	2000
Office Equipment	$27,573	$27,573
Accumulated Depreciation	($21,091)	($17,541)

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense in the tax payable or refundable for the period plus or minus the change during he period in deferred tax assets and liabilities.

Earnings Per Share

Basic net income/loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted net income/loss is computed by dividing the net income by the weighted average number of common shares outstanding plus potential dilutive securities.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Note 2 - Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and sold not yet purchased consist of trading and investment securities at market value, as follows:

	Securities Owned		Securities Sold not yet Purchased
	2001	2000	2001	2000
Deposit with Clearing Firm	$ 99,541	$ -	$ -	$ -
U.S. Obligations		1,250,031	-	-
Corporate stocks	572,015	646,347	19,962	3 ,837
	$ 671,556	$ 1,896,378	$ 19,962	$ 3,837

Note 3 - Deposit with Clearing Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts.

Note 4 - Due To/From Clearing Firm

Due To/From Clearing Firm arises as a result of the Company's normal security transactions.

Note 5 - Income Taxes

At December 31, 2001, the Company has net operating loss carryforwards of approximately $471,000 which expire in 2021. These net operating loss carryforwards may be used to offset future taxable income.

At December 31, 2001, the Company has recorded a deferred tax asset of $160,000 resulting primarily from net operating loss carryforwards. The valuation allowance of $160,000 has been recorded against the deferred tax asset since it is more likely than not that it will not be realized.

A reconciliation of income tax at the federal statutory income tax rate to total income taxes is as follows:

	2001	2000
Computed at the federal statutory rate of 34%	$ (10,000)	$ 18,100
State and local tax (benefit)	(3,000)	10,300
Benefit of Carryover	-	(35,200)
Valuation allowance adjustment	13,000	-
Other adjustments	2,376	6,800

	$ 2,376	$ 0

Note 6 - Commitments and Contingencies

Leases

The Company leases office space pursuant to an operating lease expiring March 31, 2003. For the years ended December 31, 2001 and 2000, rent expense amounted to $50,100 and $59,326 respectively.

The future minimum rental commitment through termination is as follows:

For the year ending December 31,	Amount
2002	$51,300
2003 (3 months)	12,900

Pension Plan

The Company has a defined contribution plan under section 401(K) of the Internal Revenue Code. The plan covers substantially all its employees, and provides for participants to defer salary, up to statutory limitations. The Company is not required to make a matching contribution.

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 7 - Common Stock

The Company's officer/stockholder has contributed 3,000,000 shares of the Company's common stock to the Company without compensation upon the filed registration statement becoming effective which has been reflected in the financial statements.

Note 8 - Warrants

In April 1999, as part of the sale of the Company common stock, such shareholders received 2,700,000 warrants to purchase the Company's stock at prices from $1-$5 per share. The warrants expire on September 10, 2002.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Note 10 - Earning Per Share

	2001	2000
Net Earnings available to common shareholders	$ (29,350)	$53,110
Weighted Ave. shares outstanding	9,018,000*	12,018,000
Basic Earnings Per Share	$(0.0033)	$0.0044

*Gives retroactive effect to January 1, 2001 the Company's officer/shareholder contributing 3,000,000 shares to the Company.

AMERICA FIRST ASSOCIATES CORP.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Year Ended December 31,	Account	Balance, January 31,	Additions	Reductions	Balance, December 31,
2001	Allowance for deferred taxes	$ 147,000	$ 13,000	$ -	$ 160,000
2000	Allowance for deferred taxes	$ 161,000	$ -	$ 14,000	$ 147,000

America First Associates Corp.

Financial Statements
Three Months ended March 31, 2002
Index to Financial Statements

America First Associates Corp.
Statements of Financial Condition
For The Three Months Ended March 31, 2002

March 31, 2002
Assets
Cash and cash equivalents	$ 1,007,488
Securities owned	555,919
Office furniture and equipment, net of accumulated depreciation of $21,632; for three months ended 2002	5,941
Other assets	31,175
Total Assets	$ 1,600,523

Liabilities and shareholder's equity
Liabilities:
Total Liabilities	$ -

Shareholders' equity:
Common stock, $.001 par value 20,000,000 shares authorized 9,018,000 Issued and outstanding as of March 31, 2002	9,018
Additional paid-in capital	2,121,230
Retained earnings	(425,351)
Net Income	(104,374)
Total shareholders' equity	1,600,523
Total liabilities and shareholders' equity	$ 1,600,523

F-2

America First Associates Corp.
Statements of Operations
For the Three Months Ended March 31, 2002
And
For the Three Months Ended March 31, 2001

Revenues:	2002	2001
Commissions	$ 82,358	$ 163,531
Syndicate income	60,000
Principal transactions	(114,086)	(14,368)
Interest and other income	4,295	75,524
Total Revenues	$ 32,567	$ 224,687

Expenses:
Employee compensation and benefits	44,285	45,578
Clearing charges	48,802	80,780
Communications and data processing	3,374	2,515
Business development	-	3,900
Occupancy costs	12,600	12,300
Regulatory and registration fees	17,351	16,555
Depreciation and amortization	540	540
Travel and entertainment	2,222	5,026
Other expenses	7,767	12,191
Total expenses	136,941	179,385
Income (loss) before income taxes	(104, 374)	45,302
Provision for income taxes.	-	9
Net income (loss)	$ (104,374)	$ 45,293
Earnings Per Share
Basic and Dilutive	(0.0115)	0.005
Weighted Average Common Shares Outstanding.	9,018,000	9,018,000

F-3

America First Associates Corp.

Statements of Changes in Shareholders' Equity

For Three Months Ended March 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Shareholder's Equity
Balance, December 31, 2001	9,018	2,121,230	(425,351)	1,704,897
Net income (loss)			(104,374)	(104,374)
Balance, March 31,2002	$ 9,018	$ 2,121,230	$ (529,725)	$ 1,600,523

F-4

America First Associates Corp.
Statement of Cash Flows
For the Three Month Period Ended March 31, 2002

March 31, 2002
OPERATING ACTIVITIES
Net Income	-104,374
Adjustments to reconcile Net Income
to net cash provided by operations:
Due from Clearing Broker	5,177
Cash Equivalent:Error Acct	17,670
Cash Equivalent:Fees Acct	-26
Cash Equivalent:Trading Acct	49,572
Marketable Securities, at mkt:Deposit Acct	-430
Marketable Securities, at mkt:Error Acct-Long	-19,962
Marketable Securities, at mkt:Trading Acct-Long	116,067
Prepaid Expense	15,429
Accounts Payable	-21,440
Net cash provided by Operating Activities	57,683

FINANCING ACTIVITIES
Retained Earnings	-29
Net cash provided by Financing Activities	-29
Net cash increase for period	57,654
Cash at beginning of period	2,903
Cash at end of period	60,557

F-5

America First Associates Corp.

Notes to Financial Statements

Three Months Ended March 31, 2002

NOTE 1 - BASIS OF FINANCIAL STATEMENTS

   The accompanying unaudited financial statements have been prepared in accordance with Item 310(b) of Regulation S-B, "Interim Financial Statements" and, accordingly, do not include all information and footnotes required under accounting principles generally accepted in the United States for complete financial statements. For additional information, refer to the financial statements and footnotes for the year ended December 31, 2001 included in the America First Associates Corp. (the "Company") Form 10K-SB Report. Financial information as of December 31, 2001 has been derived from the audited financial statements of the Company for the year ended December 31, 2001. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position as of March 31, 2002, the results of operations for the three months ended March 31, 2002 and cash flows for the three months ended March 31, 2002 have been included in the accompanying financial statements. The results of operations and cash flows for the interim periods, is not necessarily indicative of the results of operations or cash flows that may be expected for the remainder of the year.

   The "Company" operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

F-6

Note 2. Securities Owned

Securities owned consist of marketable trading and investment securities at quoted market values. These securities consist of the following as of March 31, 2002.

As of March 31, 2002
Common stock	$ 455,948
U.S. Obligations	99,971
$ 555,919

Note 3. Property and Equipment:

   Office furniture and equipment are carried at cost and is depreciated over a useful life of five years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the terms of the lease.

For Three Months Ended March 31,2002
Office Equipment	$ 27,573
Accumulated Depreciation	$(21,632)

Use of Estimates:

   The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 4. Income Taxes:

   The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

   Income taxes for the interim periods were computed using the effective tax rate estimated to be applicable for the full fiscal year, which is subject to an ongoing quarterly review by management.

Note 5. Net Capital Requirement

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002 the Company had net capital of $1,495,015 which was $1,395,015 in excess of its required net capital of $100,000. The Company's net capital ratio was 7.18% at March 31, 2002.

Note 6. Description of Securities

   Mr. Ricupero has agreed to deliver 3,000,000 shares of his common stock to the Company in 2001. This reduces the amount of shares outstanding to 9,018,000.

   Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.001 per share, 9,018,000 of which are outstanding and 3,000,000 held in treasury stock, as adjusted.

F-8

7. Earning Per Share

	For Three Months Ended March 31 2002	2001
Net Earnings available to common shareholders	$ (104, 374)	$ 45,302
Weighted Ave. shares outstanding	9,018,000	9,018,000
Basic Earnings Per Share	$ (0.0115)	$ 0.005

EARNINGS PER SHARE:

   The company sold warrants in April 1999, which enabled the holders of the warrants to purchase 2,700,000 shares of stock at prices from $1 to $5 per share. Currently, there is no market price for the shares of stock on hand, therefore, the calculation for diluted earnings per share did not include the conversion of the warrants into stock as it would be antidilutive. In addition, the Chief Executive Officer contributed 3,000,000 shares into treasury stock in 2001. This contribution was reflected in calculating the earnings per share for the three month period of 2001.

F-9